SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 8, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Hsinchu, Taiwan, August 8, 2014 - Mr. S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (Nasdaq: IMOS) was confirmed not guilty by Taiwan’s Supreme Court (the “Supreme Court”) of misuse of corporate funds, affirming Taiwan’s High Court (the “High Court”) not guilty decision on September 3, 2013, and Taipei District Court’s not guilty decision on October 1, 2007.

The Supreme Court’s ruling is not subject to appeal and now closes the litigation.

Mr. Cheng was originally indicted by the Taipei District Prosecutor’s Office (the “Prosecutor”) in December 2005, which alleged that Mr. Cheng purchased repurchase notes in January 2004 from Founder Associates Limited, a company affiliated with Mega Securities Co., Ltd. (formerly known as Barits International Securities Co., Ltd.), by improperly using corporate funds from ChipMOS TECHNOLOGIES INC., a majority-owned subsidiary of ChipMOS , and ThaiLin Semiconductor Corp.